UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No.  )1

SeaChange International, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

811699107

(CUSIP Number)

Karen Singer

212 Vaccaro Drive

Cresskill, New Jersey 07626

(212) 845-7977

ANDREW FREEDMAN, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON

KAREN SINGER
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

UNITED STATES
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,900,217
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,900,217
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,900,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

IN

2

CUSIP NO. 811699107

1	NAME OF REPORTING PERSON

TAR HOLDINGS LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

NEW JERSEY
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		4,900,217[1]
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		- 0 -
PERSON WITH	9	SOLE DISPOSITIVE POWER

4,900,217[2]
	10	SHARED DISPOSITIVE POWER

- 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,900,217
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

13.7%
14	TYPE OF REPORTING PERSON

OO

1 Ms. Singer has sole voting power with respect to all the shares held by TAR Holdings LLC.

2 Ms. Singer has sole dispositive power with respect to all shares held by TAR Holdings LLC.

3

CUSIP NO. 811699107

The following constitutes the Schedule 13D filed by the undersigned (the “Schedule 13D”).

Item 1.	Security and Issuer.

This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”) of SeaChange International, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 50 Nagog Park, Acton, Massachusetts 01720.

Item 2.	Identity and Background.

(a)       This Schedule 13D is being filed by TAR Holdings LLC, a New Jersey limited liability company (“TAR Holdings”) with respect to the shares of Common Stock directly owned by it, and Karen Singer (“Ms. Singer”), as the managing member of TAR Holdings. Ms. Singer, as the managing member of TAR Holdings, has sole dispositive and voting power with respect to the shares of Common Stock of the Issuer reported owned by TAR Holdings.

Each of TAR Holdings and Ms. Singer is referred to as a “Reporting Person” and collectively as the “Reporting Persons.” Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)       The principal business address of TAR Holdings is 2200 Fletcher Avenue, Suite 501, Fort Lee, New Jersey 07024. The principal business address of Ms. Singer is 212 Vaccaro Drive, Cresskill, New Jersey 07626.

(c)       The principal business of TAR Holdings is investing in securities and engaging in all related activities and transactions. Ms. Singer’s principal occupation is investing assets held in TAR Holdings and other entities.

(d)       No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)       No Reporting Person has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)       Ms. Singer is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration.

Ms. Singer is the managing member of TAR Holdings, which was created pursuant to that certain Operating Agreement, dated October 28, 2013. All of the securities held by TAR Holdings were purchased by funds generated and held by TAR Holdings. The aggregate amount of funds used for the purchase of the securities reported herein was approximately $8,209,666, including brokerage commissions.

4

CUSIP NO. 811699107

Item 4.	Purpose of Transaction.

The purpose of this Schedule 13D is to report that the Reporting Persons, through their representatives, have engaged with the Chairman of the Issuer’s Board of Directors to convey certain of the Reporting Persons’ concerns with the Issuer and its business.

Specifically, the Reporting Persons’ representatives have informed the Issuer that (i) the Reporting Persons are disappointed with the Issuer’s poor operational and financial results (which, among other things, has caused the Issuer’s stock price to fall more than 48% in the past six (6) months), (ii) the Reporting Persons believe that the Issuer’s stock may be significantly undervalued, as it is currently trading approximately at the value of the Issuer’s cash on hand, (iii) the Reporting Persons believe that the Issuer’s poor results and falling stock price may be a result of mismanagement by the Issuer’s current management, (iv) the provisions of the Issuer’s bylaws which appear intended to entrench members of the Issuer’s Board of Directors and management (including, among other things, the bylaws’ “classified board” provisions) are not in the best interests of the Issuer’s stockholders, (v) the Reporting Persons believe that management’s insignificant ownership of the Issuer raises doubts as to whether management’s interests are aligned with those of the Issuer’s stockholders, (vi) the Reporting Persons have concerns about the lack of refreshment on the Board of Directors, noting that two directors have lengthy tenures of 14+ years and 8+ years, respectively, in which time the Issuer’s stock price has decreased ~89% and ~79%, respectively, and (vii) the Issuer should consider strategic and operational alternatives, including, among other things, pursuing a sale of the Issuer’s assets or other corporate transaction, in order to unlock value for the Issuer’s stockholders. As of the date hereof, the Issuer has yet to respond to or otherwise take action with respect to the Reporting Persons’ concerns.

If the Issuer does not promptly take action to remediate the Issuer’s current condition and otherwise address the Reporting Persons’ concerns, which action would be in the best interests of the Issuer’s stockholders, the Reporting Persons may take such actions as the Reporting Persons deem necessary and advisable, including, among other things, seeking representation on the Issuer’s Board of Directors.

The Reporting Persons do not have any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) through (j) of Item 4 of Schedule 13D except as set forth herein or such as would occur upon completion of any of the actions discussed above. The Reporting Persons intend to review their investments in the Issuer on a continuing basis and engage in discussions with management and the Board of Directors of the Issuer concerning the business, operations and future plans of the Issuer. Depending on various factors including, without limitation, the Issuer’s financial position and investment strategy, the price of the Common Stock, conditions in the securities markets and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investments in the Issuer as they deem appropriate including, without limitation, seeking Board representation, making proposals to the Issuer concerning changes to the capitalization, ownership structure or operations of the Issuer, purchasing additional shares of Common Stock, selling some or all of their shares of Common Stock, engaging in short selling of or any hedging or similar transaction with respect to the Common Stock or changing their intention with respect to any and all matters referred to in Item 4. The Reporting Persons reserve the right to change plans and take any and all actions that the Reporting Persons may deem appropriate to maximize the value of their investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by them, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. The Reporting Persons may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

5

CUSIP NO. 811699107

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of shares of Common Stock reported owned is based upon 35,754,609 shares of Common Stock outstanding as reported in the Issuer’s Form 10-Q/A filed with the Securities and Exchange Commission on December 17, 2018.

A.	TAR Holdings
(a)	As of the date hereof, TAR Holdings beneficially owns 4,900,217 shares of Common Stock, which shares are held directly by TAR Holdings.

Percentage: Approximately 13.7%

(b)	1. Sole power to vote or direct vote: 4,900,217
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,900,217
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the shares of Common Stock by TAR Holdings during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
B.	Ms. Singer
(a)	As of the date hereof, Ms. Singer, as the managing member of TAR Holdings, beneficially owns 4,900,217 shares of Common Stock held by TAR Holdings.

Percentage: Approximately 13.7%

(b)	1. Sole power to vote or direct vote: 4,900,217
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 4,900,217
4. Shared power to dispose or direct the disposition: 0

(c)	Ms. Singer has not entered into any transactions in the shares of Common Stock during the past sixty days. The transactions in the shares of Common Stock on behalf of TAR Holdings during the past sixty days are set forth in Schedule A and are incorporated herein by reference.
(d)	No Person other than Ms. Singer has the right to receive or the power to direct the receipt of distributions or dividends from, or the proceeds from the transfer of, the reported securities.
(e)	Not applicable.
Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On January 22, 2019, the Reporting Persons entered into a Joint Filing Agreement in which the Reporting Persons agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer to the extent required by applicable law. The Joint Filing Agreement is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

6

CUSIP NO. 811699107

TAR Holdings sold short exchange-listed American-style put options referencing an aggregate of 75,000 shares of Common Stock, which have an exercise price of $2.50 and expire on February 15, 2019, as further detailed on Schedule A hereto, which is incorporated by reference herein.

The Reporting Persons are not party to any contracts, arrangements, understandings or relationships with any other stockholders of the Issuer. Ms. Singer, from time to time, receives investment advice from her husband, Gary A. Singer, for which he receives no compensation. Julian D. Singer is providing investment and logistical advice to the Reporting Persons with respect to their investment in the Issuer, for which he receives no compensation. No agreement regarding the division of profits exists between Ms. Singer, TAR Holdings, and any person. Gary A. Singer and Julian D. Singer are also providing logistical advice and assistance to TAR Holdings in connection with the potential proxy contest regarding the Issuer (for which they receive no compensation).

Item 7.	Material to be Filed as Exhibits.
99.1	Joint Filing Agreement by and between TAR Holdings LLC and Karen Singer, dated January 22, 2019.

7

CUSIP NO. 811699107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 22, 2019

TAR Holdings LLC

By:	/s/ Karen Singer
	Name:	Karen Singer
	Title:	Managing Member

/s/ Karen Singer
Karen Singer

8

CUSIP NO. 811699107

SCHEDULE A

Transactions in the Shares During the Past Sixty Days

Nature of the Transaction	Amount of Securities Purchased/(Sold)	Price ($)	Date of Purchase/Sale

TAR Holdings LLC

Purchase of Common Stock	28,000	1.6100	11/07/18
Purchase of Common Stock	10,000	1.6000	11/08/18
Purchase of Common Stock	8,332	1.6000	11/08/18
Purchase of Common Stock	600	1.6000	11/09/18
Purchase of Common Stock	497,200	1.7000	12/03/18
Purchase of Common Stock	25,000	1.3500	12/11/18
Purchase of Common Stock	250,000	1.3870	12/11/18
Purchase of Common Stock	55,133	1.3600	12/12/18
Purchase of Common Stock	167,330	1.3277	12/13/18
Purchase of Common Stock	17,768	1.2818	12/17/18
Purchase of Common Stock	35,235	1.3059	12/17/18
Purchase of Common Stock	27,385	1.2293	12/18/18
Purchase of Common Stock	25,656	1.2300	12/19/18
Purchase of Common Stock	25,000	1.2100	12/20/18
Purchase of Common Stock	163,235	1.2000	12/20/18
Purchase of Common Stock	1,998	1.1790	12/21/18
Purchase of Common Stock	598	1.1992	12/24/18
Purchase of Common Stock	11,090	1.2290	12/27/18
Purchase of Common Stock	1,300	1.2392	12/28/18
Purchase of Common Stock	25,000	1.4200	01/04/19
Purchase of Common Stock	20,000	1.4200	01/04/19
Purchase of Common Stock	45,660	1.4568	01/07/19
Purchase of Common Stock	5,000	1.5050	01/08/19
Purchase of Common Stock	79,840	1.5721	01/08/19
Sale of February 2019 Put Option ($2.50 Strike Price)[1]	(75,000)	0.9500	01/08/19
Purchase of Common Stock	25,000	1.6000	01/09/19
Purchase of Common Stock	800	1.6175	01/15/19
Purchase of Common Stock	200,000	1.6800	01/17/19
Purchase of Common Stock	70,000	1.6200	01/17/19
Purchase of Common Stock	30,000	1.6300	01/17/19
Purchase of Common Stock	11,200	1.6395	01/18/19
Purchase of Common Stock	50,000	1.6500	01/18/19
Purchase of Common Stock[2]	10,000	2.5000	01/18/19

1 Represents exchange-listed American-style put options sold short with an expiration date of February 15, 2019.

2 Represents shares of Common Stock underlying exchange-listed American-style put options sold short that were assigned. Such put options were assigned at a strike price of $2.50 and would have expired on January 18, 2019.